FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 under

the Securities Exchange Act of 1934

For the month of February 2010	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — N/A

Exhibits

99.1	AerCap Holdings N.V. Press Release, dated February 24, 2010, entitled “AerCap Holdings N.V. Reports Fourth Quarter and Full Year 2009 Financial Results”

Additional Information

Genesis Lease Limited (“Genesis”), AerCap Holdings N.V. (“AerCap”) and AerCap International Bermuda Limited entered into an Agreement and Plan of Amalgamation dated as of September 17, 2009, as amended. The proposed transaction between Genesis and AerCap will be submitted to the Genesis shareholders for their consideration.  In connection with the proposed transaction, AerCap has filed with the SEC a Registration Statement on Form F-4 on February 2, 2010 that includes a definitive proxy statement of Genesis and a prospectus of AerCap. Genesis mailed the definitive proxy statement/prospectus to its shareholders on or about February 8, 2010, and filed with the SEC the definitive proxy statement/prospectus on Form 6-K on February 9, 2010. Genesis investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as any of the relevant documents concerning the proposed transaction and the companies that AerCap or Genesis files with the SEC (including any amendments or supplements to those documents) because these will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). These documents may also be obtained free of charge from AerCap’s website (http://www.aercap.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to AerCap’s Investor Relations at +31 20 655 9658. Copies of Genesis’ filings may be obtained free of charge from Genesis’ website (http://www.genesislease.com) under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Genesis’ proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-687-1871.

This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ KLAUS HEINEMANN
	Name:	Klaus Heinemann
	Title:	Authorized Signatory

Date: February 24, 2010

EXHIBIT INDEX

99.1	AerCap Holdings N.V. Press Release, dated February 24, 2010, entitled “AerCap Holdings N.V. Reports Fourth Quarter and Full Year 2009 Financial Results”